Exhibit 99.1

Wipro Wins a Strategic Ten Year Total Outsourcing Engagement with ATCO

Bangalore, India and Edmonton, Canada – July 18, 2014: Wipro Ltd. (NYSE:WIT), a leading global Information Technology, Consulting and Business Process Services company, today announced that it has entered into a strategic alliance with Alberta-based ATCO Ltd., one of Canada’s premier corporations. As part of this alliance, Wipro will provide total outsourcing solutions to ATCO in Canada and Australia.

Wipro and ATCO have signed a series of Master Services Agreements under which Wipro will provide the complete suite of IT services to ATCO. The arrangement is projected to result in revenues of over CAD 120 million (USD 112 million) to Wipro annually, for the next ten years, up to December 2024.

“This alliance ensures ATCO can focus on growing our core businesses of structures and logistics, utilities, and energy while partnering with Wipro for strategic, innovative IT solutions required to support our global operations,” said Brian Bale, Senior Vice-President & Chief Financial Officer, ATCO. “Wipro’s deep domain capability and technology-leadership will also ensure we continue to deliver cost-effective services to our customers.”

Anand Padmanabhan, Chief Executive—Energy, Natural Resources and Utilities, Wipro said, “We are delighted to collaborate with ATCO in this transformational initiative. Our focus will be to enable ATCO to enhance their competitiveness by deployment of strategic solutions and efficient delivery of IT services. We are confident that our domain expertise combined with the enhanced talent pool will help us support ATCO’s growth. We have traditionally had a strong position in the Utilities space in Europe and this engagement provides momentum to our business in Canada and Australia. The alliance with ATCO enhances our capability to create, nurture and tap local talent to power our growth journey in Canada.”

Wipro’s IT services delivery model will be further strengthened in North America and Australia by ATCO I-Tek, a subsidiary of ATCO with a presence in both these geographies, which will now become a part of Wipro for an all-cash consideration of CAD 210 million (USD 195 million). ATCO I-Tek has been providing IT Services to ATCO for the past 15 years.

The transaction is subject to customary closing conditions.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 140,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

About ATCO

ATCO Ltd., with more than 9,800 employees and assets of approximately CAD 16 billion, delivers service excellence and innovative business solutions worldwide with leading companies engaged in Structures & Logistics (manufacturing, logistics and noise abatement), Utilities (pipelines, natural gas and electricity transmission and distribution), Energy (power generation, natural gas gathering, processing, storage and liquids extraction) and Technologies (business systems solutions). More information can be found at www.atco.com.

Wipro Media Contacts:

Vipin Nair

+91 8039916260

vipin.nair1@wipro.com

Subhashini Pattabhiraman

+91 7760983975

subhashini.pattabhiraman@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. When used in this release, terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. Similarly, statements herein that describe the proposed transaction between Wipro and the ATCO Group, including its financial impact, and other statements of managements’ beliefs, intentions or goals also are forward-looking statements. These forward-looking statements are based on current expectations, forecasts and assumptions and are subject to the risks and uncertainties inherent in both Wipro’s and the ATCO Group’s respective industries, including the IT services business, market conditions, general domestic and international economic conditions, and other factors. These factors also include the completion of the acquisition of ATCO I-Tek, the successful integration of the operations by Wipro, the expected benefits to Wipro and the ATCO Group from completing these transactions, and Wipro’s ability to implement plans, forecasts and other expectations with respect to the delivery of IT services pursuant to the Master Services Agreements. Other risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.